Exhibit 1.1
Articles of Association
Of
Telekom Austria
Aktiengesellschaft
Version According to the Resolution by the
Annual General Meeting
of Telekom Austria AG on May 25, 2005

ARTICLES OF ASSOCIATION
Of
Telekom Austria Aktiengesellschaft
(Company no. 144.477 t, Commercial Register of Vienna)
§ 1
Name, registered office, duration and financial year
(1)	The name of the stock corporation is
Telekom Austria Aktiengesellschaft.
(2)	The Company has its registered office in Vienna.

(3)	The duration of the Company is not limited to a specific period.

(4)	The Company’s financial year is the calendar year.
§ 2
Object of the Company
The object of the Company is
(1)	the provision of services and creation of the conditions required for this in the area of telecommunications services (Telephone service) in the sense of § 2 sect. 1 no. 2 of the Poststrukturgesetz (Post Structure Act) (Federal Gazette I No. 201/1996);

(2)	the provision of telephone voice services, other telecommunications services in the sense of the Telekommunikationsgesetz (Telecommunications Act) (Federal Gazette I No. 100/1997) in its version which is valid at the time (“TKG”) and other telecommunications activities, including creating the conditions for these services and activities;

(3)	the provision and procurement of services and performances in the area of interactive and multimedia communication, internet, network facilities for third generation communications technology, information technology, automatic data processing and information technology, including any collateral and subsidiary transactions of any kind;

(4)	the planning, construction, maintenance and operation of infrastructural facilities and networks and commercial exploitation and installation of communications facilities and terminals, as well as associated activities (such as, in particular, electrical installations and building ventilation installations) for the purposes referred to under Sect. 1—3;

(5)	trading in and exploitation of information on participants in telecommunications.

The Company is authorised to undertake all transactions and activities which are necessary or useful in order to achieve the aim of the Company, in particular to acquire real estate property, to set up branches and subsidiary companies both in Austria and abroad and to take up participating interests in other companies. The Company can process personal information with the help of automated systems.
§ 3
Publications
The Company shall publish its information in the “Wiener Zeitung” Official Gazette.
§ 4
Share capital and shares
(1)	The share capital amounts to EURO 1.090,500.000.— and is divided into 500,000.000 no-par shares in bearer form.

(2)	The share capital was brought up, pursuant to § 10 sect. 1 Poststrukturgesetz (Post Structure Act) (Federal Gazette I No. 201/1996), by way of transfer of the federal property of the Post- und Telegraphenverwaltung (Post and Telecommunications Administration).

(3)	Post and Telekom Austria Beteiligungsgesellschaft (Post and Telekom Austria Holding) including its share holdings in Radio Austria Aktiengesellschaft (now: Datakom Austria Gesellschaft m.b.H.) and Österrelchische Fernmeldetechnische Entwicklungs- und Forderungsgesellschaft m.b.H. (Austrian Telecommunications Development and Advancement Company) as well as other shareholdings were transferred without consideration by way of general succession to Post and Telekom Austria Aktiengesellschaft (now: Telekom Austria Aktiengesellschaft) pursuant to the Poststrukturgesetz, Federal Gazette No. 201/1996.

(4)	The shares are bearer shares or registered shares.

(5)	If, in the event of an increase in capital, the decision in favour of an increase in capital does not stipulate whether the shares are bearer shares or registered shares, then they are bearer shares.

(6)	Disposal of the registered shares, including entire or partial disposal or giving in pledge, requires the permission of the Supervisory Board.

(7)	The form and content of the share certificates and the profit sharing and renewal certificates are stipulated by the Board of Directors. The same applies to scrips, debenture bonds, interest warrants and warrants. Any entitlement to the issue of individual certificates for the shares is excluded.

(8)	The Management Board is authorized to increase the share capital of the company according to Para 159 Sec 3 Stock Corporation Act upon approval of the Supervisory Board during a period of five years from the registration of the amendment of the Articles of Association with the Commercial Register by up to EUR 21,810,000.— by issuing up to 10 million new ordinary bearer shares or new ordinary registered shares with no par value in order to serve stock options to be granted to employees, directors and members of the Management Board of the company or of an affiliated company. The authorized conditional capital may be used in several tranches within the maximum amount. The capital increase shall only be effected to the extent that owners of stock options exercise their option rights. The Supervisory Board is authorized to resolve upon the amendments to the Articles of Association required by the use of the authorized conditional capital.

(9)	The Share Capital of the Company is increased by up to EUR 109,050,000.—according to Para 159 Sec 2 No 1 Stock Corporation Act by issuing up to 50 million new ordinary bearer shares with no par value in order to serve holders of convertible bonds, which the Management Board will be authorized to issue in the Annual General Meeting as of June 3, 2004. The capital increase shall only be effected to the extent that holders of convertible bonds exercise their subscription right and/or their conversion right with respect to Shares of the Company. The issue price is calculated on the basis of the average of the closing price of the Vienna Stock Exchange of the 20 trading days prior to the day of allotment of convertible bonds plus a premium of 25 % or a respective higher premium, which shall be deemed to meet the expectations of the development of the share price of the Company under consideration of similar transactions on the relevant market, whereas the duration, interest and volume of a transaction shall be decisive when determining the similarity of the respective transaction. The newly issued Shares of the Conditional Capital Increase shall be entitled to dividends for the full fiscal year in which they were issued. The Supervisory Board is authorized to adapt the version of Para 4 of the Articles of Association according to the number of subscription shares that are issued. This applies if the authorization to issue convertible bonds is not exercised upon expiration of the authorization period, as well as if conditional capital is not exercised upon expiration of deadlines according to the terms of the convertible bonds.
§ 5
Board of Directors — composition, external representation, management of the Company
(1)	The Board of Directors of the Company has two to four members. An appointment as member of the Board of Directors is permissible until the age of 65. The Supervisory Board can appoint one member as Chairman and one member as Deputy Chairman. The appointment of proxies is allowed.

(2)	The Company is represented by two Members of the Board of Directors or by one Member of the Board of Directors together with one proxy or, within the context of the legal representative authority, by two proxies acting jointly.

(3)	The Board of Directors shall make its decisions by a simple majority of the votes cast. If a Member of the Board of Directors is appointed as Chairman of the Board of Directors, he shall have the casting vote if the votes are equal.

(4)	The Board of Directors must conduct the business in accordance with the law, the Articles of Association and the Rules of Internal Order issued to it by the Supervisory Board. In the Rules of Internal Order the Supervisory Board shall, while maintaining the overall responsibility of the Board of Directors, also determine the allocation of the activities to the various Members of the Board of Directors.
§ 6
Reporting to the Supervisory Board
(1)	The Board of Directors must report to the Supervisory Board at least once per year on fundamental matters relating to the future policy of the Company, and must disclose the future development of the assets, financial position and profits by means of a set of preliminary accounts (Annual Report). The Board of Directors must also inform the Supervisory Board on a regular basis, at least quarterly, of the progress of the business and the situation of the Company in comparison with the preliminary accounts, taking future developments into consideration (Quarterly Report). When there are important grounds to do so, the Chairman must inform the Supervisory Board without delay; the Supervisory Board must also be informed without delay of circumstances that may significantly affect the profitability or liquidity of the Company (Special Report). The Annual Report and the quarterly reports must be drawn up in writing.

(2)	The Supervisory Board is also authorised to ask the Board of Directors at any time for reports on matters affecting the Company, including its relations with companies in which it holds significant participating interests.
§ 7
Permission of the Supervisory Board
The Supervisory Board must determine those transactions which require its permission, in addition to the cases prescribed by law (§ 95 Sect. 5 AktG — Stock Companies Act). Where stipulated by law (§ 95 Sect. 5 no. 1, 2, 4, 5 and 6 AktG), the Supervisory Board must determine limits on the amounts up to which the permission of the Supervisory Board is not required.
§ 8
Supervisory Board — composition
(1)	The Supervisory Board of the Company shall consist of up to ten Members elected by the General Meeting and those Members delegated by the Works Council in accordance with Para 110 Sec. 1 ArbVG. A Member of the Supervisory Board may be elected until the age of 65.

(2)	The members of the Supervisory Board are — unless they are elected for a shorter period in office — elected for the period until the end of the General Meeting which decides upon the granting of discharge for the fourth financial year after the election. The financial year in which the member of the Supervisory Board was elected is not counted. Re-election is permitted.

(3)	Every Supervisory Board member can resign from his post by submitting a written declaration to the Chairman of the Supervisory Board. The resignation takes effect four weeks after receipt, unless it is stated that his resignation will take place at another time.

(4)	If elected members of the Supervisory Board leave the Supervisory Board before the end of their period in office, re-election should only take place without delay if the number of elected Supervisory Board members falls below three. The period in office of members who are elected in this way lasts until the end of the period in office of the Supervisory Board member who has resigned. Re-election of departing Supervisory Board members is permitted.

(5)	The Supervisory Board must issue its own Rules of Internal Order.
§ 9
Supervisory Board — Chairman
(1)	The Supervisory Board shall, immediately after its election, elect a Chairman and one or two Deputies. The election is for the same period in office as the members of the Supervisory Board, unless the Supervisory Board decides to the contrary.

(2)	If no-one obtains an absolute majority in an election, a second ballot shall be held between the persons who received the most votes. If the votes are equal in the second ballot, the decision shall be made by drawing lots.

(3)	If the Chairman or one of his Deputies resigns from his post during a period in office, the Supervisory Board must conduct a new election for the person who has resigned without delay, Re-election is permitted.

(4)	The Chairman and the Deputies can resign their posts at any time, subject to a period of notice of four weeks, to be given in writing to the Supervisory Board, even if they do not simultaneously resign from the Supervisory Board.

(5)	The Deputies of the Chairman have, when they are acting as representatives of the Chairman, the same rights and obligation as him.

(6)	Statements of intent by the Supervisory Board are made on its behalf by the Chairman.
§ 10
Meetings of the Supervisory Board, agenda, convocation
(1)	The Supervisory Board must hold a meeting as often as the interests of the Company require, but at least once every quarter.

(2)	The agenda is set by the Chairman, taking into consideration the motions put forward by the Board of Directors and the motions from Supervisory Board members.

(3)	Convocation to meetings of the Supervisory Board takes place in writing, in writing and remotely, by telegraph or verbally and remotely, by the Chairman or by the Board of Directors on his instructions, indicating, the time, the venue and the agenda. When issuing convocations, a period of fourteen days shall be observed between the convocation and the date of the Supervisory Board meeting, to the last known address of the Supervisory Board member; in urgent cases the Chairman can shorten this period.

(4)	The necessary written documents on the individual points on the agenda must be made available in good time.

(5)	If a request submitted for the convocation of a Supervisory Board meeting from at least two Supervisory Board members or by the Board of Directors, stating the purpose and the reasons, is not honoured by the Chairman within fourteen days, those requesting the meeting can convene the Supervisory Board themselves, with notification of the matters on the agenda.

(6)	The members of the Board of Directors shall attend all meetings of the Supervisory Board and its committees, insofar as the Chairman of the meeting does not decide to the contrary; they do not have the right to vote.

(7)	Minutes shall be drawn up of the meetings of the Supervisory Board, which must state the main proceedings at the meeting and the decisions that were made, and must be signed by the Chairman of the meeting.

§ 11
Supervisory Board — quorum, procedure
(1)	The Supervisory Board has a quorum if all the Supervisory Board members have been properly convened and at least half the members, including the Chairman or one of his Deputies, is present in person.

(2)	If a Supervisory Board member is unable to attend, he may authorise another Supervisory Board member in writing to represent him at a single meeting; the Supervisory Board member representing him shall not be counted when determining the quorum. The right to chair the meeting cannot be transferred.

(3)	The type of voting is determined by the Chairman, unless the Supervisory Board determines some other type of voting.

(4)	Decisions are taken by a simple majority of the votes cast. An abstention does not count as a vote cast. If the votes are equal — even in the case of elections — the Chairman shall decide.

(5)	The Supervisory Board can only make a decision on a matter which is not on the agenda if all the Supervisory Board members are present or represented and no member speaks against the decision.

(6)	In urgent cases the Chairman may allow voting to take place in writing, without the Supervisory Board gathering for a meeting (postal vote procedure), if no Supervisory Board member objects to this procedure within one week after the documents are dispatched. A decision is made if all the Supervisory Board members have been properly invited to vote and at least half the members, including the Chairman or one of his Deputies, have cast their votes. Representation by other Supervisory Board members is not permitted in the case of written voting.
§ 12
Supervisory Board — tasks
(1)	The Supervisory Board must, by law, supervise the management of the Company by the Board of Directors.

(2)	The Supervisory Board must audit the reports and requests submitted by the Board and decide on the latter.

(3)	The Supervisory Board must audit the annual accounts, the proposal for the appropriation of profits and the situation report and must report on them to the General Meeting. The Supervisory Board must declare its position on the annual accounts to the Board of Directors within two months of submission thereof.

(4)	The Supervisory Board must be informed beforehand of all matters which the Board of Directors wishes to raise at the General Meeting.

(5)	The Supervisory Board is obliged to convene a General Meeting when the interests of the Company require it.

(6)	The Supervisory Board is entitled to decide upon amendments and additions to the Articles of Association insofar as they concern its wording.
§ 13
Remuneration
(1)	The Supervisory Board members elected by the General Meeting receive an appropriate remuneration for their activity, which is determined annually by the

General Meeting. The Supervisory Board members are entitled to reimbursement of their out-of-pocket expenses and to a reasonable fee for attending meetings.

(2)	If Supervisory Board members undertake special work in the interests of the Company, a special remuneration may be allocated to them by a decision of the General Meeting.

(3)	If the period in office of a Supervisory Board member begins or ends during the financial year, the remuneration shall be paid on a pro rata basis.
§ 14
Supervisory Board — Committees
(1)	The Supervisory Board may set up one or more Committees from among its members and determine their tasks and authorisation; the Committees can be set up permanently or for specific tasks. The right to make decisions can also be transferred to the Committees. An Accounts Committee shall be set up in order to audit and prepare for the confirmation of the annual accounts.

(2)	The employee representatives on the Supervisory Board are entitled to appoint members to the Committees, who shall have seats and votes in accordance with the proportion set out in § 110 Sect. 1 ArbVG (Employee Representation Act). This does not apply to Committees dealing with relations between the company and the members of the Board of Directors.

(3)	More detailed stipulations on the Committees shall be determined in the Rules of Internal Order for the Supervisory Board. The Supervisory Board may also decide upon specific Rules of Internal Order for the Committees.
§ 15
General Meetings — Convocation, venue
(1)	The Company’s General Meeting shall take place at the Registered Office of the Company or at a place of business of the Company within Austria or at the capital of an Austrian Federal District.

(2)	The General Meeting shall be convened by the Board of Directors or by the Supervisory Board.

(3)	Shareholders whose shares cumulatively amount to one-twentieth of the share capital are entitled to request the convocation of a General Meeting in writing, stating its purpose and their reasons. In the same way these shareholders are entitled to request that matters should be announced for decision by a General Meeting. The Shareholders must, however, in both cases, deposit their shares with one of the depositaries referred to in § 16 Sect. 1, in order to prove their authorisation, and must submit to the Company the certificate of deposition from the depositary, either in an original or in a certified true copy, at the latest together with their request.

(4)	The convocation must be published in accordance with the stipulations of § 16.

(5)	The convocation must state the name of the Company, the time and venue of the General Meeting and the agenda.

§ 16
General Meeting — attendance
(1)	Only those Shareholders are entitled to attend the General Meeting who have deposited their shares (scrips) with an Austrian notary public at the head office of a domestic credit institution, with those other credit institutions in Austria or abroad which are stipulated in the convocation to the General Meeting or with the Company, within the period stated in Sect. 2, during normal working hours, by the end of the General Meeting.

(2)	Deposition must take place in good time so that at least three clear working days remain between the date of deposition and the date of the General Meeting; the Shareholders must have at least fourteen days available after the convocation for the purpose of deposition, not counting the date of publication. If the last day of this period falls on a Sunday or public holiday, the following working day must also be available for the purpose of deposition. Saturdays, Good Friday and 24 December of each year do not count as working days, but count as public holidays.

(3)	Deposition has taken place properly even if shares (scrips) are, with the permission of a depositary, held for them on the premises of other credit institutions in a blocked account, in accordance with Sect. 1, until the end of the General Meeting.

(4)	The depositaries must submit certification of the deposition that has taken place to the Company at the latest one working day after the end of the period of deposition.

(5)	By publishing it together with the convocation to the General Meeting, the authorisation to participate may be made subject to submission, in good time, of a list of the numbers of the shares (scrips), in duplicate.

(6)	If share certificates (scrips) have not been issued, then it must be announced together with the convocation to the General Meeting under what conditions the shareholders will be admitted to the General Meeting.

(7)	If scrips have been issued, then the Shareholders entered in the share register are authorised to attend even without deposition, if they send a request in writing no later than three working days before the General Meeting.
§ 17
Voting rights, decisions
(1)	Every share gives the right to one vote.

(2)	The exercise of voting rights at the General Meeting by proxies is permitted, subject to a written power of attorney, which must be retained by the Company.

(3)	Unless a different majority is prescribed by law or by the Articles of Association, the General Meeting shall decide by a simple majority of the votes cast; in cases where a majority of the capital is required, it shall decide by a simple majority of the share capital represented when making the decision.

(4)	If, in the case of elections, a simple majority is not achieved in the first ballot, a further ballot will take place between the two candidates who received the most votes. If the votes are equal, the decision will be made by drawing lots.

(5)	In order to be valid, every resolution of the General Meeting needs to be notarised by an Austrian notary public, in a written record of the proceedings.

§ 18
Chairmanship
(1)	The General Meeting is chaired by the Chairman of the Supervisory Board; if neither he nor his deputy is present or is willing to chair the meeting, then the notary present to record the proceedings will assist the meeting to elect a Chairman.

(2)	The Chairman of the General Meeting conducts the proceedings and determines the sequence of items on the agenda and the form of voting.

§ 19
General Meeting and scope of activities
(1)	The Ordinary General Meeting makes a decision each year during the first eight months of the financial year on the allocation of the net profits, on the granting of discharge to the members of the Board of Directors and the Supervisory Board, on the election of the Company Auditor and the Group Auditor, and in the cases stipulated by law, on the confirmation of the annual accounts.

(2)	The General Meeting also makes decisions on the cases expressly referred to by law and in the Articles of Association, in particular on the election and dismissal of Supervisory Board members or changes in the Articles of Association.

(3)	The General Meeting can only decide on questions relating to the management of the Company if the Board of Directors or — insofar as a matter is involved which is reserved for its approval according to § 95 Sect. 5 of the Stock Companies Act — the Supervisory Board requests it.
§ 20
Annual accounts, dividends
(1)	The Board of Directors must, during the first five months of the financial year, draw up the annual accounts together with the appendices for the past financial year (balance sheet, profit and loss account) and the situation report, and also the group accounts and the group situation report, and after auditing by the Company Auditor, must submit them to the Supervisory Board together with a proposal for the appropriation of profits.

(2)	The Supervisory Board must audit the annual accounts and the situation report, the proposal for the appropriation of profits as well as the group annual accounts and the group situation report, and must report on them to the General Meeting.

(3)	If the Supervisory Board approves the annual accounts, they are confirmed unless the Board of Directors and the Supervisory Board decide that they will be confirmed by the General Meeting. The General Meeting is bound by the confirmed annual accounts.

(4)	The Ordinary General Meeting makes a decision each year on the distribution of the net profits in the accounts (appropriation of profits). The General Meeting may hold back the net profits from distribution, either in full or in part, contrary to the proposal for the distribution of profits. The Board of Directors must make the changes in the annual accounts which become necessary as a result.

(5)	The shareholders’ shares of the profits are distributed in proportion with the payments that have been made for the pro rata amount of the share capital of the shares. Payments which have been made during the financial year are taken into account in proportion with the time that has passed since they were made. When new shares are issued during the financial year, the point in time as of which the dividend entitlement is granted, shall be determined.

(6)	A dividend whose distribution is decided upon by the General Meeting will fall due thirty days after the decision is made by the General Meeting, unless it makes a decision to the contrary.

(7)	Dividends which are not claimed within three years after falling due, will lapse in favour of the Company.

§ 21
Formation expenses
Formation expenses up to a sum of EURO 1.453.456,68 were borne by the Company.

§ 22
Takeover Bid
The discount of a mandatory takeover bid as stipulated in Para 26 Sec 1 of the Takeover Act shall herewith be excluded (Para 27 Sec 1 No 2 Takeover Act).